Exhibit 1.02

Chart Industries, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”) completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. As long as a registrant is covered by the Rule, it must annually file with the SEC a Form SD that describes its RCOI, and if applicable, a Conflict Minerals Report, that includes a description of its due diligence measures.

An audit is not required for this Conflict Minerals Report for the calendar year 2013.

Company Overview

This report has been prepared by Chart Industries, Inc., a Delaware corporation (herein referred to as “Chart,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries that are required to be consolidated. It does not include the activities of entities that are not required to be consolidated.

Chart is a leading independent global manufacturer of highly engineered equipment used throughout the global liquid gas supply chain for the production, storage and end-use of hydrocarbon and industrial gases, based on our sales and the estimated sales of our competitors. The largest portion of end-use applications for our products is energy-related, accounting for approximately 53% of sales and 52% of orders in 2013, and 73% of backlog at December 31, 2013. Our equipment and engineered systems are primarily used for low-temperature and cryogenic applications. We have developed an expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero (0 kelvin; -273° Centigrade; -459° Fahrenheit). Our products include vacuum insulated containment vessels, heat exchangers, cold boxes and other cryogenic components.

Supply Chain

The raw materials we use in manufacturing our products include aluminum products (including sheets, bars, plate and piping), stainless steel products (including sheets, plates, heads and piping), palladium oxide, carbon steel products (including sheets, plates and heads), valves and gauges and fabricated metal components. We relied on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. We have supply contracts with some of our suppliers which do not allow us to unilaterally impose new contract terms and flow-down requirements. As discussed further below, as we enter into new supplier relationships and new contracts with existing suppliers, we are attempting to implement requirements that suppliers provide information about the source of conflict minerals and smelters that process the necessary conflict minerals in the products they supply to us.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify the origin of all 3TG in our products or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin. However, described below is our due diligence process and other measures we have taken to meet the reporting requirements of the Rule.

Reasonable Country of Origin Inquiry

We conducted an analysis of our products and found that 3TG are contained in some of our products or components used in our products.   Therefore, for the reporting period from January 1 to December 31, 2013, we conducted a RCOI which was reasonably designed to determine whether any of the necessary 3TG contained in our products originated or may have originated in Covered Countries.
To conduct our RCOI, we engaged with our suppliers and made inquiries to those suppliers about the source of our necessary 3TG minerals and the smelters or refiners used to process those 3TG minerals. In our supplier engagement, we requested information from our suppliers about their supply chain and about the source and country of origin of the 3TG which they supplied to us. Because we do not have direct relationships with smelters or refiners in our supply chain, we asked our suppliers to engage with their own suppliers to gather the requested information.
In designing our processes to comply with the Rule, we determined that because of the complexities of our supply chain and limitations on our ability to track all the materials supplied and incorporated into all of our products, it was not practicable for us to isolate suppliers by product. Accordingly, we determined that a reasonable approach would be to conduct a survey of the suppliers who supplied components or other material goods to us. As a result, we surveyed over 2,500 direct suppliers for components and material goods. We assessed our industry and engaged outside consultants and confirmed that this approach is consistent with how many other companies are approaching the Rule.

Because of the complexities of our supply chain and the fact that we did not receive detailed information from many of our surveyed suppliers, we are unable to determine the origin of all of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we conducted due diligence on the source and chain of custody of the necessary 3TG minerals in our products and we are accordingly submitting this Conflict Minerals Report as an Exhibit to our Form SD.
Due Diligence Process

Due Diligence Design

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).

The OECD guidance identifies the five steps highlighted below and we have included a description of the measures we have taken under each step.

1.	Strong Company Management Systems

Conflict Minerals Policy

We have adopted the following conflict minerals policy:

Chart Industries, Inc. (“Chart” or the “Company”) takes seriously concerns outlined in the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) regulating conflict minerals. This legislation requires the Company to report annually to the Securities and Exchange Commission (the “SEC”) on our worldwide use of certain minerals from the conflict region. The conflict region is defined as the Democratic Republic of Congo and adjoining countries.

In August 2012, the SEC issued the final rules for reporting of tin, tungsten, tantalum and gold used in manufacturing of products. These rules apply to minerals in the supply chain effective January 1, 2013 and must be reported in May 2014. We support industry and regulatory efforts to enable companies to source conflict-free minerals and Chart intends to be compliant with the Dodd-Frank Act provisions pertaining to conflict minerals. Chart has initiated a comprehensive process to meet these regulatory obligations, taking steps to increase our supply chain due diligence measures and internal controls for the covered minerals. We will update this policy when we are required to report to the SEC in May 2014.

Despite the foregoing, we recognize that our suppliers may have limited insight into their supply chains which precludes them from fully understanding the origin of the minerals. Due to the size of our supply chain as well as the complexity of the routes by which these conflict minerals are traded, smelted, recycled, and sold (including the common practice of mixing ores and recycled scrap from many different sources), Chart and its suppliers face a substantial challenge to obtain full traceability for all minerals to exact origin with a high degree of certainty.
We are guided by our Code of Ethical Business Conduct (the “Code”), which forms the foundation of our core commitment to act with integrity. The Code applies to every director, officer and employee, whether they work for Chart Industries, Inc., or for one of our subsidiaries in the United States or worldwide. Our employees agree under the Code to uphold the Company’s values, including honesty, respect, responsibility, fairness and the free exchange of ideas. We are committed to doing business fairly and responsibly and to seeking business partnerships with those who share our commitment to transparent, ethical relationships. We expect these things of our employees, and we expect our suppliers to do the same.

It is a Company priority to maintain and protect the integrity of our supply chain. When we select any business partner, we consider not only the quality of the goods or services they provide, but also that company’s commitment to lawful, fair business practices. When a supplier signs a Chart purchase order under Chart’s standard terms of purchase, they agree that they operate in compliance with all applicable federal, state and local rules, laws, codes and regulations. Further, suppliers who sign our purchase orders are generally obligated to allow us to conduct audits of their performance. Those suppliers who do not comply with laws or operate in a manner inconsistent with our Code may ultimately be terminated as a Chart supplier.

Violations of this policy can be reported through our Ethics Hotline which can be accessed by calling 1-800-868-8541 in the United States, or by email addressed to ethicsrepresentatives@chart-ind.com at any time using the world wide web at www.ethicspoint.com. We will disclose our progress in implementing this conflict minerals policy through our website and the required SEC reporting.

Our policy is publicly available on our website, as of the date of this report, at: http://ir.chartindustries.com/

Internal Team

Chart has established a management system for conflict minerals. Our management system includes a cross-functional group sponsored by our Vice President, General Counsel and Secretary, as well as executive-level representatives and an internal team from relevant functions such as legal, internal audit, procurement, operations, treasury and accounting. This team is responsible for implementing our conflict minerals compliance strategy and is led by our Assistant General Counsel, who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts periodically.

2.	Identify and Assess Risks in Supply Chain

We conducted a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of 3TG included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

3.	Design and Implement Strategy to Respond to Risks

Supplier Engagement

We have enhanced our engagement with our suppliers through the conflict minerals due diligence process and, if required, we plan to broaden the process in the future as we move toward obtaining product-level disclosures from our suppliers. Feedback from this engagement has allowed us to understand alternatives available to improve supplier response quality, including possible integration of our general contract administration function with the engagement of new suppliers and with existing suppliers as contracts are renewed. We continue to work to update and upgrade our supplier contact database with the goal of streamlining supplier response in the future.

Reporting Mechanism

As set forth in our Conflict Minerals Policy, we have established a reporting mechanism whereby employees, suppliers or other interested parties can report violations of the Conflict Minerals Policy. Violations can be reported through our Ethics Hotline which can be accessed by calling 1-800-868-8541 in the United States, or by email addressed to ethicsrepresentatives@chart-ind.com at any time using the internet at www.ethicspoint.com.

Maintain records

Chart has established a record maintenance mechanism to ensure the retaining of relevant conflict minerals documentation in a structured electronic database.

4.	Conduct Independent Audit of Supply Chain Diligence

As we do not typically have a direct relationship with 3TG smelters and refiners, we leveraged industry groups such as the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (the “EICC-GeSI”) and the Conflict Free Sourcing Initiative (the “CFSI”), to better understand upstream actors in our supply chain.

As discussed further below, we adopted the CFSI’s industry approach and attempted to trace back the origin of 3TG by identifying smelters, refiners or recyclers and scrap supplier sources that were submitted to us by our suppliers using the Template. Chart leveraged CFSI and its Conflict Free Smelter Program (the “CFSP”) to compare these identified facilities to the CFSP list of smelters and refiners. The CFSP audits smelters and refiners to ensure that all certified smelters and refiners only use the ores that are conflict free from the DRC and covered countries.

5.	Report Annually Measures Performed

This Conflict Minerals Report is available on the Company’s website at http://ir.chartindustries.com/ and is filed with the Securities and Exchange Commission as an Exhibit to the Company’s Form SD.

Due Diligence Results

Survey Results

We received responses from approximately 36% of the 2,507 suppliers we surveyed. Of our top 1,000 suppliers, which represent most of our total component and material goods purchases, we received responses from approximately 55%. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. We worked directly with these suppliers to obtain revised responses. Across all of the responses, we were able to identify 535 of our suppliers that supplied materials only from CFSI certified smelters or refiners as described below or that were outside of the scope of conflict minerals inquiry by virtue of their representations in their responses (i.e., that their products do not contain any of the listed minerals).

Seventy-two companies identified smelters or refiners for the products they sell to us. We compared these facilities to the CFSI list of smelters and refiners and where a supplier indicated that a facility was certified as compliant by the CFSP as conflict free, we confirmed that the smelter or refiner was listed as compliant by CFSP. Twenty-two of these suppliers, or approximately 31% of those suppliers who listed smelters, identified only smelters or refiners which are certified conflict free using the CFSI Reporting Template Revision 2.03a.

However, the large majority of the responses received provided data at a company or divisional level and were unable to specify the smelters or refiners that processed the necessary 3TG minerals in the products or components supplied to Chart. Many of our suppliers did not respond or were reluctant or could not provide source information with respect to the materials and components they supplied to us. We are therefore unable to determine with accuracy which of the smelters or refiners named by our suppliers processed our necessary 3TG.

Efforts to Determine Mine or Location of Origin

We have determined that seeking information about 3TG smelters and refiners in our supply chain through our use of the CFSI materials, the OECD implementation programs, and requesting our suppliers to complete the Template, represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners

As mentioned above, we received seventy-two supplier responses that identified smelters and refiners that may process our necessary conflict minerals. Twenty-two supplier responses listed smelters and refiners solely comprised of smelters and refiners that are on the list of CFSP's certified conflict free smelters. The other 50 responses which listed smelter or refiner information either did not contain CFSP listed smelters or refiners or included a mix of CFSP listed smelters and refiners and those not listed. However, no distinction was made on a product-level basis for companies with responses containing a mix of CFSP listed and non-listed smelters and refiners. The CFSP has not provided an opinion as to whether or not the minerals procured from smelters and refiners not listed originate from the Covered Countries. Because of the nature of the responses we received and the lack of product specific information, we were unable to determine with accuracy which smelters or refiners, if any, processed necessary 3TG that were incorporated into our products. We have therefore elected not to present all of the smelter and refinery names in this report. We have presented below the CFSP listed conflict free smelters identified to us by the suppliers in our supply chain whose responses contained only CFSP listed smelters and refiners.

Metal	Smelter	Country
Gold	Aida Chemical Industries Co. Ltd.	JAPAN
Gold	Allgemeine Gold- und Silberscheideanstalt A.G.	GERMANY
Gold	Argor-Heraeus SA	SWITZERLAND
Gold	Asahi Pretec Corporation	JAPAN
Gold	Asaka Riken Co Ltd	JAPAN
Gold	Caridad	MEXICO
Gold	Chugai Mining	JAPAN
Gold	Codelco	CHILE
Gold	Dowa	JAPAN
Gold	Heimerle + Meule GmbH	GERMANY
Gold	Heraeus Ltd Hong Kong	HONG KONG
Gold	Heraeus Precious Metals GmbH & Co. KG	GERMANY
Gold	Ishifuku Metal Industry Co., Ltd.	JAPAN

Gold	Japan Mint	JAPAN
Gold	Johnson Matthey Inc	UNITED STATES
Gold	Johnson Matthey Limited	CANADA
Gold	JX Nippon Mining & Metals Co., Ltd	JAPAN
Gold	Kazzinc Ltd	KAZAKHSTAN
Gold	LS-Nikko Copper Inc	KOREA, REPUBLIC OF
Gold	Materion	UNITED STATES
Gold	Matsuda Sangyo Co. Ltd	JAPAN
Gold	Metalor Technologies (Hong Kong) Ltd	HONG KONG
Gold	Metalor Technologies SA	SWITZERLAND
Gold	Metalor USA Refining Corporation	UNITED STATES
Gold	Mitsubishi Materials Corporation	JAPAN
Gold	Navoi Mining and Metallurgical Combinat	UZBEKISTAN
Gold	Nihon Material Co. LTD	JAPAN
Gold	Ohio Precious Metals LLC.	UNITED STATES
Gold	Royal Canadian Mint	CANADA
Gold	Sabin Metal Corp.	UNITED STATES
Gold	Safimet Spa. (Gold refiners)	ITALY
Gold	SEMPSA Joyeria Plateria SA	SPAIN
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd	CHINA
Gold	Solar Applied Materials Technology Corp.	TAIWAN
Gold	Sumitomo Metal Mining Co. Ltd.	JAPAN
Gold	Tanaka Kikinzoku Kogyo K.K.	JAPAN
Gold	The Refinery of Shandong Gold Mining Co. Ltd	CHINA
Gold	Tokuriki Honten Co. Ltd	JAPAN
Gold	Umicore Precious Metal Refining	UNITED STATES
Gold	Umicore SA Business Unit Precious Metals Refining	BELGIUM
Gold	United Precious Metal Refining Inc.	UNITED STATES
Gold	Western Australian Mint trading as The Perth Mint	AUSTRALIA
Gold	Xstrata Canada Corporation	CANADA
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHINA
Gold	Zijin Mining Group Co. Ltd	CHINA
Tantalum	Conghua Tantalum and Niobium Smeltry	CHINA
Tantalum	Exotech Inc.	UNITED STATES
Tantalum	F&X	CHINA
Tantalum	Global Advanced Metals	UNITED STATES
Tantalum	H.C. Starck GmbH	GERMANY
Tantalum	Hi-Temp	UNITED STATES
Tantalum	Mitsui Mining & Smelting	JAPAN
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CHINA
Tantalum	Plansee	AUSTRIA
Tantalum	RFH	CHINA
Tantalum	Solikamsk Metal Works	RUSSIAN FEDERATION
Tantalum	Telex	UNITED STATES

Tantalum	Ulba	KAZAKHSTAN
Tantalum	Zhuzhou Cement Carbide	CHINA
Tin	CNMC (Guangxi) PGMA Co. Ltd.	CHINA
Tin	Cookson	UNITED STATES
Tin	Cooper Santa	BRAZIL
Tin	CV Duta Putra Bangka	INDONESIA
Tin	CV JusTindo	INDONESIA
Tin	CV Makmur Jaya	INDONESIA
Tin	CV Nurjanah	INDONESIA
Tin	CV Prima Timah Utama	INDONESIA
Tin	CV Serumpun Sebalai	INDONESIA
Tin	CV United Smelting	INDONESIA
Tin	Dickmann s.r.l.	ITALY
Tin	EM Vinto	BOLIVIA
Tin	Fenix Metals	POLAND
Tin	Geiju Non-Ferrous Metal Processing Co. Ltd.	CHINA
Tin	Gejiu Zi-Li	CHINA
Tin	Gold Bell Group	CHINA
Tin	Huichang Jinshunda Tin Co. Ltd	CHINA
Tin	Jiangxi Nanshan	CHINA
Tin	Liuzhou China Tin	CHINA
Tin	Malaysia Smelting Corp	MALAYSIA
Tin	Metallo Chimique	BELGIUM
Tin	Mineração Taboca S.A.	BRAZIL
Tin	Minsur	PERU
Tin	Mitsubishi Materials Corporation	JAPAN
Tin	Novosibirsk Integrated Tin Works	RUSSIAN FEDERATION
Tin	OMSA	BOLIVIA
Tin	PT Alam Lestari Kencana	INDONESIA
Tin	PT Artha Cipta Langgeng	INDONESIA
Tin	PT Babel Surya Alam Lestari	INDONESIA
Tin	PT Bangka Kudai Tin	INDONESIA
Tin	PT Bangka Putra Karya	INDONESIA
Tin	PT Belitung Industri Sejahtera	INDONESIA
Tin	PT BilliTin Makmur Lestari	INDONESIA
Tin	PT Bukit Timah	INDONESIA
Tin	PT Eunindo Usaha Mandiri	INDONESIA
Tin	PT Fang Di MulTindo	INDONESIA
Tin	PT HP Metals Indonesia	INDONESIA
Tin	PT Koba Tin	INDONESIA
Tin	PT Mitra Stania Prima	INDONESIA
Tin	PT Refined Banka Tin	INDONESIA
Tin	PT Sariwiguna Binasentosa	INDONESIA
Tin	PT Stanindo Inti Perkasa	INDONESIA
Tin	PT Sumber Jaya Indah	INDONESIA

Tin	PT Tambang Timah	INDONESIA
Tin	PT Timah	INDONESIA
Tin	PT Tinindo Inter Nusa	INDONESIA
Tin	Thaisarco	THAILAND
Tin	Vinto	BOLIVIA
Tin	White Solder Metalurgia	BRAZIL
Tin	Yunnan Chengfeng	CHINA
Tin	Yunnan Tin Company Limited	CHINA
Tungsten	ATI Tungsten Materials	UNITED STATES
Tungsten	Chaozhou Xianglu Tungsten Industry Co Ltd	CHINA
Tungsten	China Minmetals Nonferrous Metals Co Ltd	CHINA
Tungsten	Chongyi Zhangyuan Tungsten Co Ltd	CHINA
Tungsten	Ganzhou Grand Sea W & Mo Group Co Ltd	CHINA
Tungsten	Global Tungsten & Powders Corp	UNITED STATES
Tungsten	HC Starck GmbH	GERMANY
Tungsten	Hunan Chenzhou Mining Group Co	CHINA
Tungsten	Japan New Metals Co Ltd	JAPAN
Tungsten	Jiangxi Rare Earth & Rare Metals Tungsten Group Corp	CHINA
Tungsten	Jiangxi Tungsten Industry Group Co Ltd	CHINA
Tungsten	Wolfram Company CJSC	RUSSIAN FEDERATION
Tungsten	Xiamen Tungsten Co Ltd	CHINA
Tungsten	Zhuzhou Cemented Carbide Group Co Ltd	CHINA

Steps to Be Taken to Mitigate Risk

We intend to take the following steps to improve the quality of information received in response to our due diligence to mitigate the risk that the necessary 3TG in our products could benefit armed groups in the Covered Countries:

•	Encourage new or renewed suppliers to provide information regarding their sourcing of 3TG.

•	Further refine and tailor the list of suppliers requested to supply information.

•	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•
Engage any of our suppliers, if any, found to be supplying us with 3TG from sources that support conflict in the Covered Countries to encourage them to establish an alternative source of 3TG that does not support such conflict.

•	Further leverage the activities of the OECD and relevant trade associations to identify and improve best practices.